UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 19, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 19, 2015 announcing the restructuring of Turkcell’s Investor Relations.

Istanbul, February 19, 2015

The Structuring of Investor Relations

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Pursuant to our announcement dated December 26, 2014; as per the Article 11 of Communiqué II-17.1 on Corporate Governance (the “Communiqué”) published by the Capital Markets Board of Turkey, Emre Alpman, who has been performing the Investor Relations Executive and related Corporate Governance Committee Member duties, has been replaced by Nihat Narin, who holds the licenses which are set forth in the Communiqué and is a full-time employee in our Company. Contact details of the Investor Relations Executive and Corporate Governance Committee Member and Investor Relations Officer are stated below.

Nihat Narin
Investor Relations Executive and Corporate Governance Committee Member
Tel: 0212 3131888
E-mail: nihat.narin@turkcell.com.tr

Capital Market Activities Advanced Level License No: 207872

Corporate Governance Rating Specialist License No: 701483

Müge Tüzmen Orman
Investor Relations Officer
Tel: 0212 3131888
E-mail: muge.tuzmen@turkcell.com.tr

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 19, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 19, 2015	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director